April 27, 2010

United States Securities and Exchange Commission
Attn: Mr. Douglas Brown
100 F Street N.E.
Washington, DC 20549

Re:	Hyperdynamics Corporation
Form 10-K for Fiscal Year Ended June 30, 2009
Filed on September 30, 2009
File No. 001-32490

Dear Mr. Brown:

On behalf of Hyperdynamics Corporation (the “Company”), this letter provides the Company’s responses to the Staff’s comments in its letter dated January 29, 2010 concerning the Company’s Form 10-K for fiscal year ended June 30, 2009 (the “Form 10-K”).  The responses below are numbered to correspond with the comments from the Staff’s letter.

Risk Factors:

1.
Ensure that your discussion of risks is current.  For example, it appears that some of the statements in your risk factors would not apply to you insofar as you are now an exploration company without proved reserves.  In particular, we note references to the following items:

•	decommissioning costs associated with your current properties;
•	proved reserves in the discussion of risks associated with write downs of your assets;
•	a reduction in revenues from risks associated with the drilling of oil and natural gas wells;
•	the risk of the inability of your wells to deliver at the necessary quality and pressure and premature exhaustion of reserves in discussing competition; and,
•	possible impairment of your operating assets in discussing risks associated with the current recession.

Please revise as appropriate.

Response :  The Company has revised the risk factors that appear in the Form 10-K and will file the revised risk factors via EDGAR with its Form 10-Q for the quarter ended March 31, 2010.

Note 1 – Organization and Significant Accounting Policies

Oil and Gas Properties

Costs Excluded, pages F-11

2.
We understand from your disclosure under this heading and in your critical accounting policies disclosure on page 29 that you conduct quarterly impairment assessments of your unevaluated properties, as required under Rule 4-10(c) of Regulation S-X.  Tell us how you determined that your unevaluated properties were not impaired, in light of your statement in the last paragraph on page 9 and first paragraph on page 29, that “management does not believe…existing cash and current operations will be sufficient to satisfy its anticipated cash requirements for the next twelve months” and “[i]f we cannot obtain sufficient additional funding, we may be required to reduce the scope and size of our operations, may be forced to curtail operations or may ultimately cease to exist.

Response :  Our liquidity at June 30, 2009, and as of the Form 10-K filing date of September 30, 2009, was not adequate to fund our operations for the succeeding 12 months, and the disclosures referenced on pages 9 and 29 were made to disclose the same and the related risks to our operations.  The Securities and Exchange Commission’s (the “SEC”) Rule 4-10(c) of Regulation S-X requires unproved properties to be assessed at least annually to ascertain whether impairment has occurred.  Impairment may be estimated by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data.  We considered the following factors in our evaluation of whether our unevaluated properties were impaired as of June 30, 2009:

1.
The results of our 2007 work program off of the coast of the Republic of Guinea, which included the new acquisition and study of aeromagnetic and gravity survey data, additional 2-D seismic survey data; and the acquisition and analysis of oil seeps.  As a result of this work program, we identified numerous possible hydrocarbon plays and leads, with the ultimate goal of defining drillable prospects.  The possible plays and leads identified included the Guinea-Bissau salt province, shelf carbonate build-ups, Paleozoic tilted fault blocks, Mesozoic half grabens, deltas and turbidites along with tertiary channel sands.

2.
In 2007, several major oil companies discovered the Jubilee oil field offshore Ghana which is expected to contain approximately 1.8 billion barrels of crude oil. In addition, in September 2009, Anadarko announced the discovery off of the coast of Sierra Leone.  Although it is still unknown how much oil reserves are within this new find, it is relevant because these two finds are on the same transform margin play that we have identified on our Guinea concession.  Moreover, the new Sierra Leone find is only 300km from the edge of our concession.

3.
The status of the Hydrocarbon Production Sharing Contract, dated Sepetember 26, 2006 (the “ 2006 PSC”), between us and the Republic of Guinea, which was amended in September 2009 by the execution of a Memorandum of Understanding (“MOU”) between us and the Guinean government and amended by Amendment No. 1 to the 2006 PSC between us and the Guinean government in March 2010.  The MOU clarified a number of terms within, and the status of, the 2006 PSC, as well as placed certain obligations on us, including identification by us of the Contract Area to be relinquished, the submission of a timeline of work programs and operations by December 31, 2009, which we complied with, to the Guinean government and an agreement to commence drilling at least one exploratory well within our retained Contract Area by December 31, 2011.  The MOU required the parties to review the commercial terms of the 2006 PSC with the intent of amending the 2006 PSC to bring the terms of the 2006 PSC into line with international standards.  The 2006 PSC was amended by Amendment No. 1 to the 2006 PSC pursuant to the requirements of the MOU.

4.
Our intent is to continue our evaluation of the Guinea concession, including the completion of the acquisition and interpretation of additional 2D seismic, and current tender for 3D seismic data designed to culminate in plans for an exploratory drilling program in 2011.  The additional 2D seismic acquisition program was contracted for on September 29, 2009 and completed in February 2010, and provided us with 10,000 kilometers of additional data on our Guinea concession.  In April 2010, we put out a tender for 3,500 sq-km of 3D seismic to pinpoint a location to drill in 2011.

5.
With respect to the liquidity issue described on pages 9 and 29 of the Form 10-K, at the time the Form 10-K was filed, we were in negotiations with three separate oil companies for a possible participation in our Guinea concession.  At the time of the filing, financial terms discussed with these counterparties were based upon a participation price of $1,000,000 per 1% of the Company’s interest to be acquired, which would equate to a value of $100 million for our Guinea concession.  We subsequently executed a Sale and Purchase Agreement, dated December 4, 2009, agreement with Dana Petroleum (E&P) Limited (“Dana”), pursuant to which Dana agreed to acquire a 23% interest in our Guinea concession for cash and stock equal to $19.6 million.

At the time of the filing of our Form 10-K, relative to our financial ability to continue our evaluation and development of our Guinea concession, we believed that the positive developments and progress noted above would also enable us to raise additional capital, through either a debt or equity raise, and those potential funds, together with the proceeds potentially to be received by us from the sale of participation interests in our Guinea concession as referenced above, would provide us with the funds to continue our evaluation and development plans for the Guinea concession.  We believe these factors indicated that our unevaluated properties, consisting solely of our Guinea concession, were not impaired at June 30, 2009.

It should also be noted that since November 2009, we have raised $20.1 million through sales of our common stock.

Note 9 – Short Term Notes Payable and Long-Term Debt, page F-19

Sale of Convertible Debentures, pages F-21

3.
We note your disclosure in the last paragraph on page F-22 explaining that you analyzed the November 20, 2008 amendment to the terms of the $5 million in convertible debentures that were issued on September 12, 2008 and concluded that the amendment resulted in a substantial modification, leading you to account for the modification as an extinguishment following the guidance in EITF 96-16.  Please submit the analysis that you performed under this guidance which led you to this conclusion.  Please also explain how you determined the $1.96 million fair value of the new debt instrument utilized in computing your gain on extinguishment, including the underlying computation and any details necessary to show how your accounting complies with the guidance in EITF 96-19.

Response :  With respect to the analysis performed under EITF 96-16, please see the schedules attached hereto as Appendix A that compute the present value of remaining future cash flows under the terms of the original debenture agreement as of November 20, 2008, and under the terms of the modified debt agreement.  The attached schedules show an increase in the present value of cash flows to the debenture holder under the modified debt agreement of 32%.

The Company believes the market value of its common shares issuable pursuant to the modified conversion price represented the most appropriate indicator of the value of the new debt instrument at November 20, 2008.  The calculation is as follows:

Reacquisition price
1	Remaining principal amount at November 20, 2008 (gross)	$4,437,500	A
	Market price of our common stock on 11/20/2008 (the effective date of the amendment agreement)	$0.73	B
	Original conversion price	$2.25	C
	Amended conversion price	$1.65	D
	Common shares to be issued based upon original conversion price of $2.25 per share		1,972,222	A/C
	Common shares to be issued based upon amended conversion price of $1.65 per share		2,689,394	A/D

	Fair value of the note based upon value of amended conversion feature		$1,963,000	(A/D) X B

2	Repricing of May 2008 Warrants		$31,000

3	Repricing of September 2008 Warrants		$75,000

Estimated fair value of assets given			$2,069,000

It should also be noted that on December 7, 2009, the Company retired the remaining outstanding convertible debenture amount.

Exhibits, page 37

4.
We see that you have filed a consent from your prior auditors covering the use of their audit opinion in your annual report and its incorporation into previously filed registration statements to comply with Rule 439 of Regulation C, although that consent is not current at the time of your filing.  We expect you would need to obtain an updated consent to comply with Item 601(b)(23) of Regulation S-K.

Response :  The date of the Malone & Bailey, PC consent, i.e. September 29, 2008 (versus September 29, 2009), resulted from a typographical error.  A corrected consent will be filed with the SEC as soon as possible via a Form 10-K/A.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the above responses, please contact me at (713) 353-9419.

Sincerely,

/s/ Jason D. Davis

Jason D. Davis
Chief Financial Officer

Appendix A

Hyperdynamics Corporation
Effect of debt modification
11/20/2008

Cash flows - original at 11-20-08 - PV	1,965,008	{c}

Post Modification at 11-20-08 - PV	2,591,069	{b}

Difference	(626,061)

Change in PV of cash flow	-32%

Amount is a substantial modification per EITF 96-19.  PFW.

			(Discount)	(DFC)	(Makewhole Interest)
	Principal Value	5,000,000
	BCF Discount	(2,402,220)	2,402,220
	Placement fees	(402,960)		402,960
	Make whole payments				670,076	(1)
Amortization of Debt Discount	Total Discount and Deferred Financing Costs	(2,805,180)	2,402,220	402,960	670,076
This schedule is the original amortization schedule with PV total that is used to calculate the difference in the cash flows to determine if a substantial modification took place when the terms changed.	CV	2,194,820
		61.6286%	-----> Effective interest rate under the original terms of the debt

		Days O/S	Rate	Principal Payment	Make whole int. pmts	Interest		Outstanding balance	PV Principal	PV Make Whole Int. pmts	PV Interest	PV total
09/12/08
10/01/08
11/01/08	1	31	10%			-	(2)	4,437,500	0.00	0.00	0.00	-
01/01/09	1	61	10%			75,191		4,437,500	0.00	0.00	67,838.01	67,838
04/01/09	3	90	10%			110,938		4,437,500	0.00	0.00	85,989.91	85,990
07/01/09	4	91	10%			112,170		4,437,500	0.00	0.00	74,571.20	74,571
09/12/09	5	73	10%	123,264	36,808	89,983		4,314,236	72,451.19	21,634.73	52,889.58	146,975
10/01/09	6	19	10%		-	22,770		4,314,236	0.00	0.00	12,961.40	12,961
10/12/09	7	11	10%	123,264	35,781	13,182		4,190,972	68,875.61	19,993.06	7,365.65	96,234
11/12/09	8	31	10%	123,264	34,719	36,089		4,067,708	65,366.13	18,411.46	19,137.79	102,915
12/12/09	9	30	10%	123,264	33,692	33,898		3,944,444	62,140.21	16,984.99	17,088.78	96,214
01/01/10	10	20	10%		-	21,914		3,944,444	0.00	0.00	10,680.83	10,681
01/12/10	11	11	10%	123,264	32,631	12,052		3,821,181	58,973.93	15,611.71	5,766.12	80,352
02/12/10	12	31	10%	123,264	31,569	32,905		3,697,917	55,968.97	14,334.28	14,940.78	85,244
03/12/10	13	28	10%	123,264	30,611	28,762		3,574,653	53,386.65	13,257.68	12,457.07	79,101
04/01/10	14	20	10%		-	19,859		3,574,653	0.00	0.00	8,315.74	8,316
04/12/10	15	11	10%	123,264	29,549	10,923		3,451,389	50,666.39	12,145.86	4,489.79	67,302
05/12/10	16	30	10%	123,264	28,522	28,762		3,328,125	48,165.93	11,145.06	11,238.88	70,550
06/12/10	17	31	10%	123,264	27,460	28,659		3,204,861	45,711.68	10,183.55	10,628.02	66,523
07/01/10	18	19	10%		-	16,915		3,204,861	0.00	0.00	6,074.95	6,075
07/12/10	19	11	10%	123,264	26,433	9,793		3,081,597	43,455.74	9,318.84	3,452.45	56,227
08/12/10	20	31	10%	123,264	25,372	26,536		2,958,333	41,241.50	8,488.88	8,878.39	58,609
09/12/10	21	31	10%	123,264	24,310	25,475		2,835,069	39,140.09	7,719.29	8,089.10	54,948
10/01/10	22	19	10%		-	14,963		2,835,069	0.00	0.00	4,601.34	4,601
10/12/10	23	11	10%	123,264	23,283	8,663		2,711,806	37,208.46	7,028.27	2,615.02	46,852
11/12/10	24	31	10%	123,264	22,222	23,352		2,588,542	35,312.55	6,366.07	6,689.86	48,368
12/12/10	25	30	10%	123,264	21,195	21,571		2,465,278	33,569.82	5,772.14	5,874.67	45,217
01/01/11	26	20	10%		-	13,696		2,465,278	0.00	0.00	3,606.23	3,606
01/12/11	27	11	10%	123,264	20,133	7,533		2,342,014	31,859.31	5,203.69	1,947.01	39,010
02/12/11	28	31	10%	123,264	19,072	20,167		2,218,750	30,235.95	4,678.17	4,946.85	39,861
03/12/11	29	28	10%	123,264	18,113	17,257		2,095,486	28,840.91	4,238.01	4,037.74	37,117
04/01/11	30	20	10%		-	11,642		2,095,486	0.00	0.00	2,633.58	2,634
04/12/11	31	11	10%	123,264	17,052	6,403		1,972,222	27,371.35	3,786.37	1,421.82	32,580
05/01/11	32	19	10%	123,264	16,401	10,409		1,848,958	26,507.91	3,527.02	2,238.46	32,273
06/01/11	33	31	10%	123,264	15,340	15,922		1,725,694	25,157.23	3,130.68	3,249.56	31,537
07/01/11	15	30	10%		-	14,381		1,725,694	0.00	0.00	2,790.20	2,790
07/12/11	16	11	10%	123,264	13,936	5,273		1,602,431	23,475.96	2,654.09	1,004.26	27,134
08/12/11	17	31	10%	123,264	12,874	13,799		1,479,167	22,279.77	2,327.00	2,494.15	27,101
09/12/11	18	31	10%	123,264	11,813	12,737		1,355,903	21,144.53	2,026.35	2,184.89	25,356
10/01/11	19	19	10%		-	7,156		1,355,903	0.00	0.00	1,188.81	1,189
10/12/11	20	11	10%	123,264	10,786	4,143		1,232,639	20,101.02	1,758.84	675.61	22,535
11/12/11	21	31	10%	123,264	9,724	10,614		1,109,375	19,076.79	1,504.95	1,642.66	22,224
12/12/11	29	30	10%	123,264	8,697	9,245		986,111	18,135.32	1,279.55	1,360.18	20,775
01/01/12	30	20	10%		-	5,478		986,111	0.00	0.00	779.22	779
01/12/12	31	11	10%	123,264	7,636	3,013		862,847	17,211.26	1,066.14	420.70	18,698
02/12/12	32	31	10%	123,264	6,574	7,430		739,583	16,334.28	871.16	984.58	18,190
03/12/12	33	29	10%	123,264	5,581	5,958		616,319	15,554.37	704.27	751.83	17,010
04/01/12	34	20	10%		-	3,424		616,319	0.00	0.00	417.73	418
04/12/12	35	11	10%	123,264	4,520	1,883		493,056	14,761.82	541.27	225.50	15,529
05/12/12	36	30	10%	123,264	3,492	4,109		369,792	14,033.30	397.61	467.80	14,899
06/12/12	37	31	10%	123,264	2,431	3,184		246,528	13,318.25	262.67	344.02	13,925
07/01/12	38	19	10%		-	1,301		246,528	0.00	0.00	136.13	136
07/12/12	39	11	10%	123,264	1,404	753		123,264	12,660.97	144.19	77.34	12,883
8/12/2012	40	31	10%	123,264	342	1,061		(0)	12,015.85	33.38	103.43	12,153
	Total			4,437,500	670,076	1,043,296			1,221,711	238,531	504,766	1,965,008	{c}
					(1)

Recap: Gross Value of Debentures outstanding

Original face amount	$5,000,000
Less: Conversions/payments to date	(562,500)
Gross at 11/20/08	$4,437,500	(2)

			(Discount)	(DFC)		(Makewhole Interest)
	Principal Value	5,000,000
	BCF Discount	(2,402,220)	2,402,220
	Placement fees	(402,960)		402,960	{a}
	Make whole payments					392,615
Amortization of Debt Discount	Total Discount and Deferred Financing Costs	(2,805,180)	2,402,220	402,960		392,615
This schedule is the original amortization schedule with PV total that is used to calculate the difference in the cash flows to determine if a substantial modification took place when the terms changed.	CV	2,194,820
	Effective Interest Rate	61.6286%	-----> Effective interest rate under the original terms of the debt

		Days O/S	Rate	Principal Payment	Make whole payments	Interest	Outstanding balance		PV Principal	PV Make Whole	PV Interest	PV total
09/12/08
10/31/08					Balance at modification		4,437,500	(1)				-
				1,972,222	shares @	0.73			1,439,722			1,439,722	(A)
11/01/08	1	1	10%		bal after modification		2,600,047	(2)				-
01/01/09	1	61	10%			44,056	2,600,047		0.00	0.00	39,747.73	39,748
04/01/09	3	90	10%			65,001	2,600,047		0.00	0.00	50,383.37	50,383
07/01/09	4	91	10%			65,723	2,600,047		0.00	0.00	43,692.99	43,693
09/12/09	5	73	10%	72,224	21,567	52,723	2,527,823		42,451.03	12,676.35	30,989.16	86,117
10/01/09	6	19	10%		-	13,341	2,527,823		0.00	0.00	7,594.12	7,594
10/12/09	7	11	10%	72,224	20,965	7,724	2,455,599		40,356.01	11,714.45	4,315.91	56,386
11/12/09	8	31	10%	72,224	20,343	21,145	2,383,376		38,299.71	10,787.75	11,213.07	60,301
12/12/09	9	30	10%	72,224	19,741	19,861	2,311,152		36,409.57	9,951.95	10,012.40	56,374
01/01/10	10	20	10%		-	12,840	2,311,152		0.00	0.00	6,258.19	6,258
01/12/10	11	11	10%	72,224	19,119	7,062	2,238,929		34,554.36	9,147.31	3,378.72	47,080
02/12/10	12	31	10%	72,224	18,497	19,280	2,166,705		32,793.68	8,398.82	8,754.24	49,947
03/12/10	13	28	10%	72,224	17,936	16,852	2,094,482		31,280.62	7,768.02	7,298.75	46,347
04/01/10	14	20	10%		-	11,636	2,094,482		0.00	0.00	4,872.45	4,872
04/12/10	15	11	10%	72,224	17,314	6,400	2,022,258		29,686.75	7,116.57	2,630.66	39,434
05/12/10	16	30	10%	72,224	16,712	16,852	1,950,035		28,221.67	6,530.18	6,585.00	41,337
06/12/10	17	31	10%	72,224	16,090	16,792	1,877,811		26,783.66	5,966.80	6,227.21	38,978
07/01/10	18	19	10%		-	9,911	1,877,811		0.00	0.00	3,559.49	3,559
07/12/10	19	11	10%	72,224	15,488	5,738	1,805,588		25,461.85	5,460.15	2,022.89	32,945
08/12/10	20	31	10%	72,224	14,866	15,548	1,733,364		24,164.47	4,973.85	5,202.03	34,340
09/12/10	21	31	10%	72,224	14,244	14,926	1,661,141		22,933.19	4,522.94	4,739.47	32,196
10/01/10	22	19	10%		-	8,767	1,661,141		0.00	0.00	2,695.98	2,696
10/12/10	23	11	10%	72,224	13,642	5,076	1,588,917		21,801.41	4,118.04	1,532.24	27,452
11/12/10	24	31	10%	72,224	13,020	13,682	1,516,694		20,690.54	3,730.04	3,919.61	28,340
12/12/10	25	30	10%	72,224	12,418	12,639	1,444,470		19,669.43	3,382.05	3,442.12	26,494
01/01/11	26	20	10%		-	8,025	1,444,470		0.00	0.00	2,113.03	2,113
01/12/11	27	11	10%	72,224	11,797	4,414	1,372,247		18,667.19	3,048.98	1,140.86	22,857
02/12/11	28	31	10%	72,224	11,175	11,817	1,300,023		17,716.03	2,741.06	2,898.64	23,356
03/12/11	29	28	10%	72,224	10,613	10,111	1,227,800		16,898.64	2,483.16	2,365.74	21,748
04/01/11	30	20	10%		-	6,821	1,227,800		0.00	0.00	1,543.01	1,543
04/12/11	31	11	10%	72,224	9,991	3,752	1,155,576		16,037.58	2,218.53	833.15	19,089
05/01/11	32	19	10%	72,224	9,610	6,099	1,083,353		15,531.67	2,066.58	1,311.59	18,910
06/01/11	33	31	10%	72,224	8,988	9,329	1,011,129		14,740.27	1,834.35	1,903.98	18,479
07/01/11	15	30	10%		-	8,426	1,011,129		0.00	0.00	1,634.81	1,635
07/12/11	16	11	10%	72,224	8,165	3,090	938,906		13,755.18	1,555.10	588.50	15,899
08/12/11	17	31	10%	72,224	7,543	8,085	866,682		13,054.30	1,363.45	1,461.35	15,879
09/12/11	18	31	10%	72,224	6,921	7,463	794,459		12,389.13	1,187.29	1,280.19	14,857
10/01/11	19	19	10%		-	4,193	794,459		0.00	0.00	696.57	697
10/12/11	20	11	10%	72,224	6,320	2,428	722,235		11,777.71	1,030.55	395.94	13,204
11/12/11	21	31	10%	72,224	5,698	6,219	650,012		11,177.59	881.79	962.48	13,022
12/12/11	29	30	10%	72,224	5,096	5,417	577,788		10,625.96	749.72	796.98	12,173
01/01/12	30	20	10%		-	3,210	577,788		0.00	0.00	456.61	457
01/12/12	31	11	10%	72,224	4,474	1,765	505,565		10,084.52	624.68	246.45	10,956
02/12/12	32	31	10%	72,224	3,852	4,353	433,341		9,570.68	510.44	576.84	10,658
03/12/12	33	29	10%	72,224	3,270	3,491	361,118		9,113.71	412.65	440.52	9,967
04/01/12	34	20	10%		-	2,006	361,118		0.00	0.00	244.73	245
04/12/12	35	11	10%	72,224	2,648	1,103	288,894		8,649.33	317.14	132.09	9,099
05/12/12	36	30	10%	72,224	2,046	2,407	216,671		8,222.47	232.97	274.03	8,729
06/12/12	37	31	10%	72,224	1,424	1,866	144,447		7,803.51	153.90	201.61	8,159
07/01/12	38	19	10%		-	762	144,447		0.00	0.00	79.73	80
07/12/12	39	11	10%	72,224	823	441	72,224		7,418.39	84.49	45.30	7,548
8/12/2012	40	31	10%	72,224	201	622	0		7,040.40	19.56	60.63	7,121
	Total			2,600,047	392,615	611,291			2,155,554	139,762	295,753	2,591,069	{b}

(A) Value of shares issued upon conversion of $3,254,000 of principle into 1,972,222 common shares pursuant to the amended debenture agreement

Recap: Gross Value of Debentures outstanding

Original face amount	$5,000,000
Less: Conversions/payments to date	(562,500)
Gross at 11/20/08	$4,437,500	(1)
Less: Conversion described in (A)	(3,254,000)
Add: Make whole int. due on conversion amount	1,416,700
Gross at 11/20/08 after modification	$2,600,200	(2)